Intesa Sanpaolo IMI Securities Corp.

Statement of Financial Condition

December 31, 2025

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Intesa Sanpaolo IMI Securities Corp.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 William Street 9th Floor
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Vincent DiBella	212-326-1118	vincent.dibella@intesasanpaolo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies LLP
(Name – if individual, state last, first, and middle name)

245 Park Avenue 12th Floor	New York	New York	10167
(Address)	(City)	(State)	(Zip Code)

09/09/2003	127
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent DiBella _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Intesa Sanpaolo IMI Securities Corp. _____, as of December 31, _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARINA BELCIC
NOTARY PUBLIC, State of New York
Registration # 01BE6043024
Qualified in Nassau County
My Commission Expires June 5, 20 26

Signature: _____

Title:
Chief Financial Officer

Marina Belcic
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Intesa Sanpaolo IMI Securities Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Intesa Sanpaolo IMI Securities Corp. (the "Company") as of December 31, 2025, and the related notes to the financial condition (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis Of Matters

As more fully described in Notes 1and 5 to the financial statements, the Company has material transactions with related parties. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties. Our opinion is not modified with respect to this matter.

We have served as the Company's auditor since 2023.

PKF O'Connor Davies, LLP

February 27, 2026

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Intesa Sanpaolo IMI Securities Corp.
Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$ 61,667,945
Cash segregated under federal and other regulations	2,000,000
Financial instruments owned, at fair value	118,551,760
Receivables from brokers, dealers and clearing organizations	26,331,445
Receivables from affiliates	13,648,800
Receivables from affiliated customers	5,923,237
Fixed assets, at cost (net of accumulated depreciation and amortization of $1,586,022)	93,951
Right of use operating lease assets	1,388,511
Net deferred tax asset	417,455
Taxes receivable	386,539
Other assets	5,767,659
Total assets	**$ 236,177,302**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Drafts payable	300,753
Payables to brokers, dealers and clearing organizations	1,342,989
Operating lease liabilities	1,388,511
Taxes payable	203,969
Interest and dividends payable	74,599
Accounts payable and accrued expenses	2,797,090
Total liabilities	**6,107,911**
Stockholder's Equity:	
Common stock (66,500 shares authorized; 44,500 shares issued and outstanding, no par value)	44,500,000
Additional paid-in capital	102,000,000
Retained earnings	83,569,391
Total stockholder's equity	**230,069,391**
Total liabilities and stockholder's equity	**$ 236,177,302**

See Notes to Statement of Financial Condition

Intesa Sanpaolo IMI Securities Corp.
Notes to Statement of Financial Condition

Note 1.   Description of Organization

Intesa Sanpaolo IMI Securities Corp. (the "Company") is registered as a broker dealer in securities under the Securities Exchange Act of 1934. The Company is regulated by the Securities and Exchange Commission (the "SEC"), and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a member of the New York Stock Exchange (the "NYSE") and other regional exchanges. The Company is also registered as an international dealer with the Ontario Securities Commission (the "OSC").

The Company is a wholly owned subsidiary of IMI Capital Markets USA Corporation ("IMI U.S."), which is wholly owned by IMI Investments S.A., a wholly owned subsidiary of Intesa Sanpaolo S.p.A. (the "Group").

As part of the Group's investment banking business, the Company serves as an agent of the Group in effecting equity and fixed income products on behalf of the Group. Conversely the Company acts as agent for U.S. institutional investors, effecting trades in European equity securities. Such activities are settled by the Company through domestic and foreign clearing organizations as well as foreign affiliates with the underlying transactions conducted only on either a delivery versus payment or receipt versus payment ("DVP/RVP") basis.

The Company also acts as an underwriter, or in other capacities, in public or private offerings of debt or equity securities in the United States, as well as providing chaperoning services on behalf of the Group for related U.S. underwriting transactions.

Note 2.   Significant Accounting Policies

Basis of presentation: The financial statements include the accounts of the Company and are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates: The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Translation of foreign currencies: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange on the Statement of Financial Condition.

Securities transactions: Customer securities transactions are recorded on the settlement date, which is generally three business days after the trade date. Receivables from and payables to customers include amounts related to securities transactions. The value of securities owned by customers collateralizing their balances due to the Company is not reflected in the accompanying Statement of Financial Condition.

Cash and cash equivalents: The Company considers all highly liquid investments, with original maturities of three months or less at the date of acquisition that are not held for sale in the ordinary course of business, to be cash equivalents.

Intesa Sanpaolo IMI Securities Corp.
Notes to Statement of Financial Condition

Note 2.   Significant Accounting Policies (continued)

Cash segregated under federal and other regulations: The Company segregates cash in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934. As of December 31, 2025, the Company made a computation related to Rule 15c3-3 and was required to maintain a balance of $440,649 in the account. The company had segregated cash in a demand account with a value of $2,000,000 as of December 31, 2025. There were no additional cash movements made as a result of the computation.

Financial instruments owned: Proprietary securities transactions and the related revenues and expenses are recorded on a trade-date basis. Financial instruments owned are stated at fair value with related changes in unrealized appreciation or depreciation reflected in principal transactions revenues. Fair value is generally based on published market prices or other relevant factors including dealer price quotations. .

Fixed assets: Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Straight-line depreciation of furniture and equipment is determined using estimated useful lives of three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Management reviews furniture, equipment and leasehold improvements whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable.

Fair value of financial instruments: Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts that approximate fair value. Assets that are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including customer receivables and certain other receivables. Similarly, the Company's short-term liabilities, such as customer and noncustomer payables and certain other payables, are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight and, accordingly, their fair values are not materially affected by changes in interest rates.

Income taxes: The Company is included in the consolidated federal, state and local income tax returns of IMI U.S. Income taxes have been determined on a separate company basis.

Financial Accounting Standards Board (the "FASB") ASC 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. The Company did not have any unrecognized tax benefits as of December 31, 2024, and do not expect any in the next twelve months.

Income taxes are provided under the provisions of ASC 740, which requires the Company to use the asset and liability method. This method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Intesa Sanpaolo IMI Securities Corp.
Notes to Statement of Financial Condition

Note 2.   Significant Accounting Policies (continued)

Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Receivables from brokers, dealers and clearing organizations: The Company's receivables from broker-dealers and clearing organizations include amounts receivable from settled trades, including amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed by the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Receivables from affiliates and affiliated customers: The Company's receivables from affiliates primarily consist of commissions and fees earned from revenue transactions. The Company's receivables from affiliated customers primarily consists of DVP/RVP securities fails to deliver and receive.

Substantially all of these receivables are accounted for at amortized cost net of estimated uncollectible amounts, which generally approximates fair value. The Company estimates an allowance for credit losses on receivables by considering credit quality indicators of affiliates and customers and evaluating collectability of receivables balances.

As of December 31, 2025, the Company does not have an allowance for credit losses on its receivables.

Segment Reporting

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, which enhances segment reporting disclosures.

The Company operates as a single reportable segment, focusing on fees and commissions, as well as providing brokerage services to institutional clients. The Company's revenue is primarily derived from Underwriting Fees, Underwriting Commissions, Fixed Income Fees and commission-based brokerage services. The Company's Chief Operation Decision Maker ("CODM") is Stefano Marras, serving as "Chief Executive Officer". The accounting policies of the single reportable segment are the same as those described in the summary of significant accounting policies. The CODM evaluates performance and allocates resources based on net income while taking into account budgeted and forecasted expenses. The measure of segment assets is reported on the statement of financial condition in total assets.

Note 3.   Fair Value Measurement

The Company has adopted the FASB Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurements and Disclosures*. ASC 820 defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1:   Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date.

Level 2:   Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability.

Level 3:   Prices, inputs or exotic modeling techniques that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

A description of the valuation techniques applied to the Company's major categories of financial instruments owned, measured at fair value are as follows -

U.S. Government securities - U.S. Government securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data. Certain securities are valued principally using dealer quotations. U.S. Government securities are categorized in level 1 or level 2 of the fair value hierarchy depending on the inputs used and market activity levels for specific securities.

Money market fund – Money market funds consists of money market mutual funds. Cash deposits are made by the Company to the fund which invests at least 99.5% of its total assets in cash, U.S. Treasury bills, notes and other obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, and repurchase agreements secured by such obligations or cash. The money market fund is classified as Level 1 assets in the fair value hierarchy. The fund seeks to preserve the value of $1 per share. The Company has not experienced any losses in such account.

As required by ASC 820, investments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement. The table that follows sets forth information about the level within the fair value hierarchy at which the Company's investments were measured at December 31, 2025.

Note 3.   Fair Value Measurement (continued)

	Level 1	Level 2	Level 3	Total
Investments in Securities:				
U.S. Treasury Securities	$ 118,551,760	-	-	$ 118,551,760

The Company assesses the levels of the investments at each measurement day, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There were no transfers between levels during the year ended December 31, 2025.

At December 31, 2025, there were no financial instruments owned that were pledged to counterparties.

Note 4.   Common Stock

The authorized common stock of the Company is comprised of 66,500 shares, of which 44,500 are issued and outstanding at December 31, 2025. All of the Company's stock is owned by IMI U.S. The common stock has no par or stated value and is carried at its original issue price of $1,000 per share. Additional paid-in capital represents capital contributions made by IMI U.S. to the Company subsequent to the original stock issuance.

Note 5.   Related Parties

The Company has extensive transactions with affiliates of the Group. These activities include executing and clearing securities transactions and providing operational support for foreign affiliates in their securities dealings in the United States.

Intesa Sanpaolo S.p.A. had various contracts with the Company for chaperoning services related to underwriting activity, fixed income trading activity, Interest rate swaps, foreign exchange, commodities, primary fees as well as equity agency commission trade transactions based on various fee tables. Receivables associated with such contracts was $13,071,907 which is included in Receivable from affiliates on the Statement of Financial Condition. The Company held a cash balance from Intesa Sanpaolo S.p.A. in its clearing custody account of $3,183,605 which is included in Receivables from brokers, dealers and clearing organizations on the Statement of Financial Condition.

Administration fees from Romulus Funding Corp. in the amount of $125,417 and security deposits with Intesa Sanpaolo NY branch in the amount of $451,476 are included in Receivables from affiliates.

For the year ended December 31, 2025, Intesa Sanpaolo S.p.A.'s NY Branch rented office space to the Company under a lease agreement. The related party schedule reflects the recognition of $1,367,825 under Financial Accounting Standards Board (the "FASB") ASC 842 *Leases*. The lease amounts are included under both the ROU operating lease assets and Operating lease liabilities on the Statement of Financial Condition. Summarized below are the Company's affiliate balances as of and for the year ended December 31, 2025.

Intesa Sanpaolo IMI Securities Corp.
Notes to Statement of Financial Condition

Note 5.   Related Parties (continued)

Assets:		Related Party:
Receivables from brokers, dealers and clearing organizations	$ 3,183,605	Intesa Sanpaolo S.p.A.
Receivables from affiliates	13,648,800	Intesa Sanpaolo S.p.A./Romulas
Receivables from affiliated customers	5,923,237	Intesa Sanpaolo S.p.A.
ROU operating lease assets	1,367,825	Intesa Sanpaolo S.p.A.
Total assets	**$ 24,123,467**	
Liabilities:		
Operating lease liabilities	$ 1,367,825	Intesa Sanpaolo S.p.A. NY branch
Total liabilities	**$ 1,367,825**	

The Company has several lines of credit with the Group.

- $200 million uncommitted unsecured line of credit from the Group for short term borrowings with a maturity of up to 1 year.
- Two unsecured lines of credit, one for 100 million euro and another for 50 million euro, from the Group to cover delivery risk related to securities transactions.
- 10 million euro unsecured line of credit for overdrawn bank balances.
- 20 million euro unsecured line of credit for derivative transactions.

The Company utilized several unsecured overnight loans to cover delivery risk related to security transactions. These lines of credit are payable on demand and bear interest at rates that vary and are determined at the time of the borrowing. The Company did not have any outstanding borrowings under the lines of credit at December 31, 2025.

Note 6.   Concentrations of Credit Risk

The Company's clearance activities for customers and noncustomers, including affiliates (collectively, "customers"), involve the execution, settlement and financing of customers' securities transactions. Customers' securities activities are transacted on a delivery versus payment or receipt versus payment basis. These transactions may expose the Company to loss in the event that customers are unable to fulfill their contractual obligations.

In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customers' obligations.

The Company maintains its cash in financial institutions which, at times, may exceed federally insured limits. The amount exceeded FDIC limits by $63,253,173 at December 31, 2025. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash.

Intesa Sanpaolo IMI Securities Corp.
Notes to Statement of Financial Condition

Note 7.   Fixed Assets

A summary of fixed assets for the year ended December 31, 2025 is as follows:

Equipment	$	796,478
Leasehold improvements		562,243
Furniture and fixtures		321,252
		1,679,973
Less accumulated depreciation and amortization		(1,586,022)
Fixed assets, net	$	93,951

Note 8.   Leases

Lessee Arrangements

The Company enters into leases in the normal course of business primarily for office space, real estate and equipment. The Company's leases have remaining terms ranging from 0.17 to 3.08 years. The Company's leases do not include residual value guarantees or covenants.

Leases are classified as operating leases at the lease commencement date. Lease expense is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company uses an incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is based on the prime rate, adjusted for the lease term and other factors. The Company's rate used was 7.00% to 8.50% for all current leases. The Company's weighted average life of its leases is approximately three years. There are no provisions for extensions.

The Company has obligations under noncancelable operating leases for space with various expiration dates. The Company leases its office space from an affiliate under a sublease agreement. The terms of the Company's principal office space sublease at the 1 William Street, New York City location provide for certain escalation clauses relating to taxes and operating expense payments. The future aggregate minimum lease commitment for space is listed below:

Note 8.   Leases (continued)

Year ending December 31,

2026	575,068
2027	575,068
2028	383,379
Thereafter	--
Total undiscounted lease payments	$ 1,533,515
Less: imputed interest	(165,690)
Net lease liabilities	$ 1,367,825

Annual commitments under other leases aggregate $8,945 in 2026, $5,658 in 2027 and $6,083 in 2028.

Note 9.   Indemnifications

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

Note 10.   Net Capital Requirements

The Company is subject to the SECs Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions, as defined. Advances to affiliates, repayment of subordinated borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2025, the Company had net capital of $205,971,194, which was $204,971,194 in excess of the required net capital of $1,000,000. The Company had a Net Capital to Aggregate Debit Items Percentage of 15365.06%.

Note 11.   Employee Benefits

All employees of the Company are eligible to contribute to a 401(k) plan upon hire date. The Company will make a 100% matching contribution on the first 5% of base compensation deposited by the employee as an elective contribution. Amounts deferred over 5% are not matched by the Company. Vesting in Company contributions occurs over a five-year period.

The Company has a profit-sharing plan for all employees who have been employed with the Company as of each fiscal year-end. The board of directors of the Company sets the profit-sharing percentage for the plan annually. All contributions vest over a four-year period commencing with the second year of employment with the Company. The expense relating to the profit-sharing plan is recognized each year as the plan is funded by the Company.

Note 12.   Income Taxes

The Company is included in the consolidated federal income tax return filed by IMI U.S. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company is included in a combined state income tax return with IMI U.S. If included in a combined return, state and local taxes are calculated as if the Company filed a separate state income tax return.

At December 31, 2025, the Company had federal and state income tax returns for the 2022, 2023 and 2024 tax years open and subject to examination.

Note 13.   Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statement of financial condition. The risk of loss on unsettled transactions relates to customers' and other counterparties' inability to fulfill their contracted obligations.

Note 14.   Regulatory Penalty

In 2025 FINRA fined the firm $125,000 for the inaccurate reporting of transactions to the Trade Reporting and Compliance Engine (TRACE) as well as failing to disclose prices of security transactions on several institutional customer confirmation. Also, the firm received a penalty of $600 from the state of New Hampshire for failure to submit prior year financials.

It is management's belief that there are no other matters that require reporting.

Note 15.   Subsequent Events

The company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. There were none noted.